2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING TO RESTATE FINANCIAL STATEMENTS

January 31, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") advises that it has been informed by its tax advisors in Portugal that there has been misinterpretation of applicable tax legislation relating to certain tax rate reductions that have been claimed by Somincor, the Company’s operating subsidiary in Portugal. Because a lower tax rate than allowed has been used, Somincor has under declared past tax contributions in Portugal.

The Company will restate and refile its financial statements for the year ended December 31, 2006, primarily to reflect amendments to the original allocation of the purchase price for the acquisition of EuroZinc Mining Corporation. The effect on net earnings for the year ended December 31, 2006 is not expected to be significant. The Company will also restate and refile its financial statements for each of the interim periods in 2007 to reflect changes primarily relating to the incorrect tax rate having been used. The Company anticipates an aggregate reduction in net earnings for the nine months ended September 30, 2007 of approximately US$55 million including, among other items, an increase in current tax expenses of approximately US$16 million, and a reversal of future income tax recovery of approximately US$46 million. The original future income tax recovery of US$46 million was initially recognized in the third quarter of 2007.

The Company’s financial statements, as previously published and filed in respect of the periods noted above, should no longer be relied upon. The above financial information represents management’s best estimates of the effects of the restatement. The Company expects to file the restated financial statements, together with restated management’s discussion and analysis for each period, and any other required documents, prior to the issuance of the Company's year end results.

On behalf of the Board,

Lukas H. Lundin
Chairman

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six large-scale, long life mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia. As well, the Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Anders Haker, CFO: +46-70-810-8559
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.